SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 8 August 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

SIR DRYDEN SPRING HAS DECIDED NOT TO CHAIR SPECIAL SHAREHOLDERS' MEETING

Auckland, 8 August 2002 – Sir Dryden Spring today announced that he would not chair the Fletcher Challenge Forests Special Shareholder Meeting next Tuesday.

Sir Dryden said it was very important that shareholders who give proxies to the Chairman of the meeting are satisfied that they will be validly exercised. "In light of legal uncertainty, I suggested to the Board that I not chair the meeting", said Sir Dryden, "and they have accepted that recommendation."

The Board will elect Director Michael Walls to chair the Meeting. Mr Walls will also accept proxies from ADR holders.

The Market Surveillance Panel yesterday pointed to legal uncertainty about Sir Dryden's status in voting any proxies given to the Chairman at the Special Shareholder Meeting. This uncertainty arises because Sir Dryden is a director of the National Bank, which is a current lender to the CNIFP and a proposed new lender to Fletcher Challenge Forests in the CNIFP proposal.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.